UNDERWRITING AGREEMENT

July 10, 2012

Baytex Energy Corp.
Suite 2800, Centennial Place, East Tower
520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3

Attention:	Raymond Chan, Executive Chairman and interim Chief Executive Officer

Dear Sirs:

TD Securities Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., National Bank Financial Inc., Desjardins Securities Inc. and Scotia Capital Inc. (collectively, the “Underwriters”) understand that Baytex Energy Corp. (the “Corporation”) proposes to issue and sell $300,000,000 aggregate principal amount of 6.625% senior unsecured series C debentures due July 19, 2022 (the “Debentures”) pursuant to this Agreement (the “Offering”).  The Underwriters further understand that the Corporation has filed the Base Prospectus (as hereinafter defined) relating to the issuance of debt and equity securities in each of the Qualifying Jurisdictions (as hereinafter defined) and is prepared:

(a)	to authorize and issue the Debentures; and

(b)
to prepare and file, without delay, the Prospectus Supplement (as hereinafter defined) and all necessary related documents in order to qualify the Debentures for distribution in each of the Qualifying Jurisdictions.

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase the Debentures from the Corporation at the Closing Time (as hereinafter defined) in the respective percentages set forth in paragraph 15 hereof, and the Corporation hereby agrees to issue and sell all but not less than all of the Debentures to the Underwriters at the Closing Time at the purchase price of $1,000 per Debenture for gross proceeds of $300,000,000.  After reasonable efforts have been made to sell all of the Debentures at the purchase price of $1,000 per Debenture, the Underwriters may subsequently reduce the purchase price to investors from time to time in order to sell any Debentures remaining unsold.  Any such reduction in the purchase price of the Debentures shall not affect the proceeds received by the Corporation pursuant to the Offering.

The Underwriters may, at their sole discretion, engage other registered dealers (each, a “Selling Firm”) duly registered and qualified in their respective jurisdictions to act on their behalf and arrange for substituted purchasers and offer such Selling Firms any part of the Underwriting Fee (as hereinafter defined).  The Underwriters shall not be under any obligation to engage any Selling Firm.  To the extent that the Underwriters engage Selling Firms to act on their behalf, the Underwriters shall obtain undertakings from such Selling Firms to offer the Debentures for sale to the public only as permitted by Securities Laws, upon the terms and conditions set forth in the Base Prospectus and the Prospectus Supplement and as set forth herein.

The Debentures will be offered by the Underwriters only in the United States on a private placement basis through its U.S. Affiliates (as defined in Schedule A to this Agreement) to Qualified Institutional Buyers (as defined in Schedule A) pursuant to Rule 144A (as defined in Schedule A) in the manner described in Schedule A hereto.  Except pursuant to Schedule A, each of the Underwriters covenants and agrees that it will not solicit subscriptions for the Debentures, trade in Debentures or otherwise do any act in furtherance of a trade of Debentures outside of the Qualifying Jurisdictions or in other jurisdictions outside of Canada.

1.	Definitions

In this Agreement:

(a)	“ABCA” means the Business Corporations Act (Alberta);

(b)	“affiliate” has the same meaning as set forth in National Instrument 45-106 – Prospectus and Registration Exemptions;

(c)
“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d)	“AIF” means the revised annual information form of the Corporation for the year ended December 31, 2011, dated May 9, 2012;

(e)	“Amended and Restated Indenture” means the amended and restated trust indenture among the Corporation, as issuer, the Guarantors, as guarantors, and the Debenture Trustee, dated January 1, 2011;

(f)	“ASC” means the Alberta Securities Commission;

(g)	“Auditors” means Deloitte & Touche LLP, Chartered Accountants, the auditors of the Corporation;

(h)
“Base Prospectus” means the final short form base shelf prospectus of the Corporation dated August 4, 2011, filed with the Securities Commissions relating to the distribution of the Debentures and, unless the context otherwise requires, including the documents incorporated by reference therein;

(i)	“Baytex” means Baytex Energy Ltd.;

(j)	“Baytex Marketing” means Baytex Marketing Ltd.;

(k)	“Baytex Oil” means Baytex Oil & Gas Ltd.;

(l)	“Baytex Partnership” means Baytex Energy Partnership;

(m)	“Baytex Subsidiaries” means, collectively, Baytex, Baytex Oil, Baytex USA, BEL, Baytex Partnership and Baytex Marketing;

(n)	“Baytex USA” means Baytex Energy USA Ltd.;

(o)	“BEL” means BEL Liquidity Management LLC;

(p)
“Business” means the business carried on by the Corporation, directly or indirectly, in connection with the acquisition, ownership and development of oil and natural gas properties and related assets, including the Corporation Assets;

(q)	“Business Day” means every day except Saturday, Sunday or day which is a statutory holiday under the laws of Canada or the Provinces of Alberta or Ontario;

(r)	“Closing” means the closing of the Offering;

(s)	“Closing Date” means July 19, 2012, or such other date not later than July 31, 2012 as the Underwriters and the Corporation may agree upon in writing;

(t)	“Closing Time” means 6:30 a.m. (Calgary time) on the Closing Date or such other time on the Closing Date, as the Underwriters and the Corporation may agree upon in writing;

(u)	“Co-Lead Underwriters” means TD Securities Inc. and RBC Dominion Securities Inc.;

(v)	“Common Share Rights Incentive Plan” means the Common Share rights incentive plan of the Corporation dated October 25, 2010;

(w)	“Common Shares” means the common shares in the capital of the Corporation;

(x)
“Corporation Assets” means the assets held, directly or indirectly, by the Corporation, which assets include, without limitation, the oil and natural gas properties, undeveloped land and related assets more fully described in the Base Prospectus and the Prospectus Supplement;

(y)
“Credit Facilities” means, collectively, the 364-day revolving operating loan that Baytex has with a chartered bank and a 364-day revolving loan that Baytex has with a syndicate of chartered banks, in an aggregate amount of $700 million;

(z)	“distribution” means “distribution” or “distribution to the public”, as the case may be, which terms have the meanings attributed thereto under Securities Laws;

(aa)
“Debentures” means the series C senior unsecured debentures of the Corporation due July 19, 2022 bearing interest at a rate of 6.625% payable semi-annually on January 19 and July 19 of each year to be issued under the Indenture pursuant to the Offering and having the attributes corresponding in all material respects to the descriptions thereof in this Agreement, the Base Prospectus, the Prospectus Supplement, the Supplemental Indenture and any Supplementary Material;

(bb)	“Debenture Trustee” means Valiant Trust Company;

(cc)	“Documents” means, collectively:

(i)	the AIF;

(ii)	management’s discussion and analysis of operating and financial results of the Corporation for: (A) the year ended December 31, 2011; and (B) the three month period ended March 31, 2012;

(iii)	the Financial Information;

(iv)	the Information Circular; and

(v)
the material change report of the Corporation dated May 18, 2012 in respect of the departure of the Corporation’s President and Chief Executive Officer and the appointment of an interim Chief Executive Officer;

(dd)	“Due Diligence Session” has the meaning ascribed thereto in Section 3(a) hereof;

(ee)	“Exchanges” means, collectively, the TSX and the New York Stock Exchange, and “Exchange” means either such exchange as the context requires;

(ff)
“Financial Information” means the audited comparative consolidated financial statements of the Corporation as at and for the year ended December 31, 2011, together with the notes thereto and the auditors’ report thereon and the unaudited interim comparative consolidated financial statements as at and for the three month period ended March 31, 2012, together with the notes thereto;

(gg)	“Guarantors” means Baytex, Baytex Oil, Baytex Partnership, Baytex Marketing and Baytex USA;

(hh)	“Indemnified Parties” has the meaning given to it in Section 10(b);

(ii)	“Indemnifying Party” has the meaning given to it in Section 10(b);

(jj)	“Indenture” means the Amended and Restated Indenture, as supplemented by a first supplemental trust indenture dated February 17, 2011 and as supplemented by the Supplemental Indenture;

(kk)	“Information Circular” means the information circular - proxy circular of the Corporation dated March 30, 2012, relating to the annual meeting of shareholders of the Corporation held on May 15, 2012;

(ll)	“Material Agreements” means this Agreement, the Indenture, the Note Indenture, the Credit Facilities, the Share Award Incentive Plan and the Common Share Rights Incentive Plan;

(mm)	“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto under Securities Laws;

(nn)	“McDaniel” means McDaniel & Associates Consultants Ltd., independent petroleum consultants of Calgary, Alberta;

(oo)	“McDaniel Report” means the independent evaluation prepared by McDaniel dated February 22, 2012 of the contingent resources of the Corporation as at December 31, 2011;

(pp)	“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

(qq)	“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

(rr)	“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

(ss)	“Offering” has the meaning given to it in the first paragraph of this Agreement;

(tt)
“Passport System” means the passport system established by Multilateral Instrument 11-102 Passport System adopted by the Securities Commissions (except the Ontario Securities Commission) together with National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Securities Commissions (including the Ontario Securities Commission), in respect of prospectus filing and review;

(uu)
“Prospectus Supplement” means the prospectus supplement of the Corporation dated July 10, 2012 relating to the distribution of the Debentures and any amendment thereto, including the documents incorporated by reference therein;

(vv)
“Public Record” means all information filed by or on behalf of the Corporation with the Securities Commissions, including without limitation, the Base Prospectus, the Prospectus Supplement, the Supplementary Material, if any, the Documents and any other information filed with any Securities Commission in compliance, or intended compliance with Securities Laws;

(ww)	“Qualifying Jurisdictions” means, collectively, all of the provinces of Canada, except Quebec;

(xx)
“Responses” means the oral and written responses delivered by any officer or director of the Corporation or any Baytex Subsidiary, any committee of directors or any one member of such committee at the Due Diligence Session;

(yy)	“Securities Commissions” means the applicable securities commission or regulatory authority in each of the Qualifying Jurisdictions;

(zz)
“Securities Laws” means, collectively, and, as the context may require the applicable securities laws of each of the Qualifying Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement with applicable published policy statements of the Canadian Securities Administrators;

(aaa)	“Selling Firm” has the meaning ascribed thereto in the third paragraph of this Agreement;

(bbb)	“Share Award Incentive Plan” means the share award incentive plan of the Corporation dated October 25, 2010;

(ccc)	“Sproule” means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

(ddd)
“Sproule Report” means the independent reserves evaluation prepared by Sproule dated March 7, 2012 of the petroleum and natural gas reserves and the present net worth of those reserves of the Corporation as at December 31, 2011;

(eee)	“subsidiaries” has the meaning ascribed thereto in the Securities Act (Alberta);

(fff)	“Supplemental Indenture” means the supplemental indenture to be dated as of the Closing Date;

(ggg)
“Supplementary Material” means, collectively, all supplemental or additional or ancillary material, information, evidence, returns, reports, applications, statements or documents related to the Base Prospectus or the Prospectus Supplement which is filed by or on behalf of the Corporation under applicable Securities Laws;

(hhh)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

(iii)	“TSX” means the Toronto Stock Exchange;

(jjj)
“Underwriters’ Information” means, in respect of the Base Prospectus, the Prospectus Supplement and Supplementary Material, if any, any statements contained therein relating solely to and furnished in writing by the Underwriters for purposes of inclusion therein;

(kkk)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(lll)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(mmm)
“U.S. Placement Memorandum” means the private placement memorandum to be attached to the Prospectus Supplement for the offering of the Debentures in the United States in accordance with Schedule “A”; and

(nnn)
“U.S. Securities Laws” means the U.S. Securities Act and the rules and regulations of the United States Securities and Exchange Commission, together with the applicable blue-sky or securities legislation in the states of the United States.

(ooo)
Whenever used in this Agreement, the terms “including”, “include”, and “includes” will mean “including without limitation”, “include, without limitation” and “includes, without limitation”, respectively.

(ppp)	Whenever used in this Agreement, words importing the singular number only will include the plural and vice versa and words importing the masculine gender will include the feminine gender.

(qqq)	Unless otherwise indicated, all references to monetary amounts in this Agreement are to the lawful money of Canada.

2.	Underwriting Fee and Work Fee

(a)
In consideration for their services in underwriting the distribution of and purchasing the Debentures, the Corporation agrees to pay to the Underwriters at the Closing Time, a fee of $20 (2.00%) per $1,000 aggregate principal amount of Debentures purchased for an aggregate commission payable at the Closing Time of $6,000,000 (the “Underwriting Fee”).  The Underwriters agree that 10% of the Underwriting Fee shall be allocated equally among the Co-Lead Underwriters as a work fee. The Underwriters also agree that $25,000,000 aggregate principal amount of Debentures shall be allocated to retail investors and a commission of 0.5% of such aggregate principal amount shall be deducted from the Underwriting Fee and payable to the retail network for such Debentures.  The remainder of the Underwriting Fee shall be allocated among the Underwriters as set forth in Section 15.

(b)
For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax (“GST”) provided for in the Excise Tax Act (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.  In the event that Canada Revenue Agency determines that GST is exigible on the Underwriting Fee, the Corporation agrees to pay the amount of GST forthwith upon the request of the Underwriters.  The Corporation also agrees to pay the Underwriters’ expenses as set forth in paragraph 12.

3.	Qualification and Offering for Sale

(a)
During the period from the date hereof until completion of the distribution of the Debentures, the Corporation shall cooperate fully with the Underwriters and the Underwriters’ counsel to allow them to participate fully in the preparation of the Prospectus Supplement and Supplementary Material, if any, and such other documents as may be required under Securities Laws to qualify the distribution of the Debentures in the Qualifying Jurisdictions and to allow the Underwriters and the Underwriters’ counsel to conduct all due diligence which the Underwriters may reasonably require (including with respect to the documents incorporated in the Prospectus Supplement or any Supplementary Material by reference) in order to fulfil the Underwriters’ obligations as underwriters and to enable the Underwriters to responsibly sign the certificates required to be executed by them in the Prospectus Supplement or any Supplementary Material.  Without limiting the scope of the due diligence inquiries the Underwriters may conduct, the Corporation shall make available the Corporation’s directors and senior management and shall use reasonable commercial efforts to make available the auditors and independent engineers of the Corporation to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to Closing (collectively, the “Due Diligence Session”).  The Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use reasonable commercial efforts to have its auditors and independent engineers provide written responses to such questions in advance of the Due Diligence Session.  The Corporation acknowledges that the Underwriters may record the answers provided at the Due Diligence Session provided that, if recorded, a copy will be provided to the Corporation.

(b)
The Corporation shall file the Prospectus Supplement and all such other documents as may be required under Securities Laws under the Passport System with the Securities Commissions as soon as reasonably possible and, in any event, not later than 8:00 p.m. (Calgary time) on July 10, 2012 (or such other date as agreed to by the Corporation and the Underwriters, provided that such date shall not be later than the filing deadline set forth in NI 44-102), and shall otherwise fulfill all legal requirements on behalf of the Corporation required to be fulfilled by the Corporation to enable the Debentures to be offered and sold to the public in each of the Qualifying Jurisdictions through the Underwriters or any other registrant who is registered in the applicable Qualifying Jurisdictions.

(c)
The Corporation shall, until the completion of the distribution of the Debentures, promptly take or cause to be taken all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Debentures for distribution in each of the Qualifying Jurisdictions or, in the event that the Debentures have, for any reason, ceased to so qualify, to again qualify the Debentures for distribution in each of the Qualifying Jurisdictions.

(d)
The Underwriters will offer the Debentures purchased pursuant to the terms hereof for sale to the public, directly and through Selling Firms, only as permitted by Securities Laws in the Qualifying Jurisdictions.  For purposes of this Section 3(d), the Underwriters shall be entitled to assume that the Debentures are qualified for distribution in any Qualifying Jurisdiction in respect of which the Base Prospectus and any Prospectus Supplement has been filed unless the Underwriters receive notice to the contrary from the Corporation or any Securities Commission of the applicable Qualifying Jurisdiction.  Notwithstanding the foregoing provisions of this Section 3(d), an Underwriter will not be liable to the Corporation under this Section 3(d) with respect to a default by another Underwriter or Selling Firm under this Section 3(d) unless the former Underwriter is also in default or the Selling Firm is affiliated with the Underwriter.

(e)
Each Underwriter agrees with the Corporation that the Debentures have not been and will not be registered under the U.S. Securities Act and may not be offered and sold within the United States or to, or for the account or benefit of U.S. persons, except in reliance on an exemption from such registration provided by the U.S. Securities Act.

4.	Delivery of Prospectus Supplement and Related Documents

(a)	The Corporation shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:

(i)	prior to or contemporaneously, as early as practicable, with the filing with the Securities Commissions of the Prospectus Supplement:

(A)	copies of the Base Prospectus, as filed with the Securities Commissions and, upon request by the Underwriters, copies of all documents and information incorporated by reference therein;

(B)
copies of the Prospectus Supplement, as filed with the Securities Commissions, signed as required by Securities Laws and, upon request by the Underwriters, copies of any documents incorporated by reference therein; and

(C)	copies of the U.S. Placement Memorandum, if required by the Underwriters;

(ii)
as soon as they are available, copies of any Supplementary Material required to be filed under the Securities Laws, signed as required by the Securities Laws and including, in each case, upon request by the Underwriters, copies of any documents or information incorporated by reference therein; and

(iii)
at the time of delivery to the Underwriters pursuant to this paragraph 4 of the Prospectus Supplement, a “long-form” comfort letter from the Corporation’s auditors, dated the date of the Prospectus Supplement, and reasonably satisfactory in form and substance to the Underwriters and the Underwriter’s counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages contained in the Prospectus Supplement with indicated amounts in the financial statements or accounting records of the Corporation and have found such information and percentages to be in agreement, which comfort letter shall be based on a review by the auditors having a cut-off date not more than two Business Days prior to the date of the Prospectus Supplement.

(b)
Comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplementary Material filed under paragraph 4 at the time the same is presented to the Underwriters for their signature or, if the Underwriters’ signatures are not required, at the time the same is filed.  All such comfort letters shall be in form and substance satisfactory to the Underwriters and their counsel, acting reasonably.

(c)
The delivery to the Underwriters of the documents referred to in Sections 4(a)(i) and (ii) hereof shall constitute a joint and several representation and warranty by the Corporation to the Underwriters that:

(i)
all information and statements contained therein and incorporated therein by reference (except any Underwriters’ Information or any information or statements which are modified by or superseded by information or statements contained or incorporated by reference in the Base Prospectus, the Prospectus Supplement, the U.S. Placement Memorandum or any Supplementary Material, as the case may be) are at the respective dates of delivery thereof true and correct in all material respects, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Debentures as required by the Securities Laws, and that, with respect to such information and statements, there has been no omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and that such documents conform in all material respects to the requirements of Securities Laws, including, without limitation, NI 44-101 and NI 44-102; and

(ii)
except as has been disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Prospectus Supplement, the U.S. Placement Memorandum and any Supplementary Material to the time of delivery thereof, in the business, operations, revenues, capital, properties, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise), or results of operations, or ownership of the Corporation (taken as a whole).

(d)
The Corporation consents to the Underwriters’ use of the Base Prospectus, the Prospectus Supplement, the U.S. Placement Memorandum and any Supplementary Material and any of the documents incorporated therein by reference for the offering and distribution of the Debentures in compliance with the provisions of this Agreement.

5.	Commercial Copies

(a)
The Corporation shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the second Business Day following the date of filing of the Prospectus Supplement with the Securities Commissions and no later than noon (local time at the place of delivery) on the second Business Day following the execution of any Supplementary Material cause to be delivered to the Underwriters, without charge, commercial copies of the Base Prospectus, the Prospectus Supplement, the U.S. Placement Memorandum and such Supplementary Material in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Corporation or the printer thereof given no later than the time when the Corporation authorizes the printing of the commercial copies of such documents; and

(b)
The Corporation shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Base Prospectus, the Prospectus Supplement, the U.S. Placement Memorandum or any Supplementary Material as the Underwriters may reasonably request.

6.	Regulatory Approvals

(a)
The Corporation will make all necessary filings, obtain all necessary regulatory consents and approvals (if any) and the Corporation will pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business.

7.	Material Changes and New Filings

(a)	During the period of distribution of the Debentures, the Corporation shall promptly notify the Underwriters in writing of the full particulars of:

(i)
any material change, occurrence or development (actual, anticipated, contemplated or threatened) in or affecting the business, properties, affairs, operations, capital, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise), or results of operations of the Corporation, taken as a whole;

(ii)	any change in any material fact (other than any Underwriters’ Information) contained in the Base Prospectus, the Prospectus Supplement, the U.S. Placement Memorandum or any Supplementary Material;

(iii)	the occurrence or discovery of any material fact (other than any Underwriters’ Information) or event which would is or may be, or such a nature as to:

(A)	render the Base Prospectus, the Prospectus Supplement, the U.S. Placement Memorandum or any Supplementary Material untrue, false or misleading in any material respect;

(B)	result in a misrepresentation in the Base Prospectus, the Prospectus Supplement, the U.S. Placement Memorandum or any Supplementary Material; or

(C)	result in the Base Prospectus, the Prospectus Supplement, the U.S. Placement Memorandum or any Supplementary Material not complying in any material respect with Securities Laws.

(b)	During the period of distribution of the Debentures, the Corporation will promptly inform the Underwriters in writing of the full particulars of:

(i)	any request of any Securities Commission for any amendment to the Base Prospectus, the Prospectus Supplement or any other part of the Public Record or for any additional information;

(ii)
the issuance by any Securities Commission or similar regulatory authority, either Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(iii)
the receipt by the Corporation of any communication from any Securities Commission or similar regulatory authority, either Exchange or any other competent authority relating to the Base Prospectus, the Prospectus Supplement, any other part of the Public Record or the distribution of the Debentures.

(c)
The Corporation will promptly, and in any event within any applicable time limitation, comply to the satisfaction of the Underwriters and the Underwriters’ counsel, acting reasonably, with Securities Laws and the rules of the Exchanges with respect to any material change, occurrence, discovery or event of the nature referred to in Sections 7(a) or (b) above and the Corporation will prepare and file promptly at the Underwriters’ reasonable request any amendment to the Base Prospectus, the Prospectus Supplement or Supplementary Material as may be necessary or advisable under Securities Laws or the rules of the Exchanges to continue to qualify the distribution of the Debentures; provided that the Corporation shall have allowed the Underwriters and the Underwriters’ counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner.  The Corporation shall further promptly deliver to each of the Underwriters and the Underwriters’ counsel a copy of each Supplementary Material as filed with the Securities Commissions, and of comfort letters with respect to each such Supplementary Material substantially similar to those referred to in Section 4(b).

(d)
During the period of distribution of the Debentures, the Corporation shall not file any Supplementary Material or other document incorporated by reference therein, however, without first obtaining approval from the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval shall not be unreasonably withheld or delayed.  The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under Sections 7(a) or (b).

(e)
During the period of distribution of the Debentures, the Corporation shall provide to the Underwriters on a timely basis, for review by the Underwriters and the Underwriters’ counsel prior to filing, any proposed document, including without limitation any financial statements, annual information form, material change report or information circular, which may be deemed to be incorporated by reference in the Base Prospectus or the Prospectus Supplement, and any press release of the Corporation.

8.	Representations and Warranties of the Corporation

(a)
In addition to the representations and warranties contained in Section 4(c) hereof, the Corporation represents and warrants to the Underwriters, and acknowledges that each of the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:

(i)
the Corporation has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate authority and power to carry on its business as described in the Base Prospectus and the Prospectus Supplement including, without limitation, to perform its obligations under the Material Agreements, to which it is a party, and to own, lease and operate its properties and assets;

(ii)
Baytex has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Base Prospectus and the Prospectus Supplement, including, without limitation, to perform its obligations under the Material Agreements, to which it is a party, and to own, lease and operate its properties and assets;

(iii)
Baytex USA has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Base Prospectus and the Prospectus Supplement, and to operate its properties and assets;

(iv)
Baytex Oil has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Base Prospectus and the Prospectus Supplement, and to operate its properties and assets;

(v)
Baytex Partnership has been duly formed and organized and is valid and subsisting in good standing under the laws of its jurisdiction of formation, and has all requisite partnership authority and power to carry on its business as described in the Base Prospectus and the Prospectus Supplement, and operate its properties and assets;

(vi)
BEL has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Base Prospectus and the Prospectus Supplement, and operate its properties and assets;

(vii)
Baytex Marketing has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Base Prospectus and the Prospectus Supplement, and to operate its properties and assets;

(viii)
each of the Corporation and the Guarantors has conducted and is conducting its business in compliance in all material respects with all applicable laws, regulations and rules of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased or operated and all such licences, registrations and qualifications are valid and subsisting and in good standing;

(ix)	other than the Baytex Subsidiaries, the Corporation has no active material subsidiaries;

(x)
except as described in the Public Record with respect to the resignation of Anthony Marino as President and Chief Executive Officer of the Corporation and with respect to the disposition by the Corporation of certain assets on or about May 23, 2012, subsequent to December 31, 2011:

(A)	there has not been any material change in the capital or long-term debt of the Corporation or the Guarantors;

(B)	there has not been any material change in the business, business prospects, condition (financial or otherwise) or results of the operations of the Corporation or the Guarantors;

(C)	the financial position of the Corporation, on a consolidated basis, has not changed in any material adverse way from that disclosed in the Financial Information; and

(D)	the Corporation and the Baytex Subsidiaries have carried on business in the ordinary course;

(xi)
this Agreement has been duly authorized, executed and delivered by the Corporation and each of the Corporation and the Guarantors has, or, as the case may be, will have at the Closing Time, as applicable, duly authorized, executed and delivered the Supplemental Indenture and this Agreement and the Amended and Restated Indenture constitutes and the Supplemental Indenture will constitute, when so executed and delivered, legal, valid and binding obligations of each of the Corporation and the Guarantors, as applicable, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and general principles of equity when equitable remedies are sought and except as rights to indemnity and contribution may be limited by applicable laws;

(xii)	the Corporation has all requisite power and authority to issue and deliver the Debentures in accordance with the provisions of this Agreement and in accordance with the provisions of the Indenture;

(xiii)
the authorized capital of the Corporation consists of an unlimited number of Common Shares and 10,000,000 preferred shares, issuable in series, of which, as at July 9, 2012, 120,036,432 Common Shares are issued and outstanding, 2,090,224 Common Shares are issuable pursuant to the Common Share Rights Incentive Plan, 642,467 Common Shares are issuable pursuant to the Share Award Incentive Plan (assuming a payout multiplier of 1.0x and before adjusting for dividend equivalents), and no preferred shares are outstanding;

(xiv)	each of the Baytex Subsidiaries is a direct or indirect wholly-owned subsidiary of the Corporation;

(xv)
the issuance of the Debentures by the Corporation to the Underwriters in accordance with the terms of this Agreement has been authorized by all necessary action of the Corporation, and upon payment therefor in accordance with this Agreement, the Debentures will be validly issued and outstanding;

(xvi)
no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required except such as shall have been made or obtained at or before the Closing Time for the execution, delivery and performance by each of the Corporation and the Guarantors of this Agreement, the Indenture, the sale of the Debentures, as applicable, and the consummation by the Corporation and the Guarantors of the transactions contemplated herein and therein;

(xvii)
neither the Corporation nor any Guarantor has received notice from any court, governmental agency or body or regulatory authority of any restriction on its ability or of a requirement for it to qualify, nor is either the Corporation or any Guarantor otherwise aware of any restriction on its ability or of a requirement for it to qualify, to conduct its business as it is now conducted and as currently proposed to be conducted, and own, lease and operate its properties other than any such restriction or requirement as would not have a material adverse effect on the Corporation or the Guarantors;

(xviii)
none of (A) the execution and delivery of this Agreement or the Indenture, and any document or instrument to be executed and delivered by the Corporation or the Guarantors, as applicable, pursuant hereto or thereto; (B) the performance and compliance with the terms of this Agreement, or the Indenture, or any of the transactions contemplated hereby, and any documents or instruments to be executed and delivered by any of the Corporation or the Guarantors, as applicable, pursuant hereto or thereto; or (C) the issue, sale and delivery of the Debentures, do not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under (A) any term or provision of the articles, by laws or constating documents of the Guarantors; (B) any resolutions of the directors (or any committee thereof) or securityholders of the Corporation or the Guarantors, (C) any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement, to which the Corporation or a Guarantor is a party or by which it is bound, (D) any judgment, decree, order, statute, rule or regulation of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Corporation or a Guarantor or their properties or assets, which default or breach might reasonably be expected to (1) have a material adverse effect on the business, operations, capital, properties, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Corporation or a Guarantor or their respective properties or assets or (2) materially affect or impair the consummation of the transactions contemplated in the Base Prospectus, the Prospectus Supplement and any Supplementary Material;

(xix)
except as disclosed in the Base Prospectus, the Prospectus Supplement or any Supplementary Material, no person has any agreement, option, right or privilege with or against the Corporation or the Baytex Subsidiaries for the purchase, subscription or issuance of Debentures or other securities of the Corporation or shares, or other securities of any of the Baytex Subsidiaries;

(xx)
at or before the Closing Time, the Corporation shall have complied with and fulfilled all of the terms and conditions of this Agreement to be complied with by it pursuant hereto at or before such time;

(xxi)
the Corporation has not taken nor will take, directly or indirectly, any action designed to, or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of the Debentures;

(xxii)
the Financial Information included and incorporated by reference in the Base Prospectus and the Prospectus Supplement has been prepared in conformity with generally accepted accounting principles in Canada, applied on a consistent basis throughout the periods involved and fairly presents the financial position and condition of the Corporation at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Corporation as of the dates thereof, and the Corporation has no additional material liabilities which are not set forth in the Financial Information or the Base Prospectus or the Prospectus Supplement and the assets of the Corporation and the Guarantors are in all material respects as set forth in the Public Record;

(xxiii)
neither the Corporation nor any of the Baytex Subsidiaries has any undisclosed liabilities for taxes, duties, assessments, imposts, levies, including interest, penalties, fines or other additions thereto, contingent or otherwise;

(xxiv)
there are no actions, suits or proceedings, whether on behalf of or against the Corporation or the Baytex Subsidiaries, pending or, to the knowledge of the Corporation or Baytex, threatened against or affecting the Corporation or the Baytex Subsidiaries at law or in equity, before or by any court or federal, provincial, municipal or governmental or regulatory department, commission, board, bureau, agency or instrumentality, domestic or foreign, which would have a material adverse effect upon the business, operations, capital, properties, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Corporation (on a consolidated basis);

(xxv)
no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the Corporation or the sale of any or all of the Debentures has been issued and no proceedings, investigations or inquiry for such purpose are pending or contemplated or threatened;

(xxvi)	the Corporation is a “reporting issuer” or equivalent not in default under the Securities Laws in each of the Qualifying Jurisdictions;

(xxvii)
the Corporation has elected to rely on the shelf procedures under NI 44-102, has prepared and filed the Base Prospectus and all such other documents as are required under applicable Securities Laws, utilizing the Passport System and has obtained a final receipt dated August 4, 2011 in respect of the Base Prospectus evidencing the receipt of the Securities Commissions in each of the Qualifying Jurisdictions;

(xxviii)	the Corporation is eligible to make use of the short form prospectus procedures described in NI 44-101 for the distribution of the Debentures and the ASC is the Corporation’s principal regulator;

(xxix)
each of the Material Agreements is properly described in the Public Record, Base Prospectus or Prospectus Supplement or the Information Circular as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the Corporation and Baytex, as the case may be, enforceable against such parties in accordance with its terms and each of the Corporation and Baytex, as applicable, is in compliance in all material respects with the terms of the Material Agreements except where such non-compliance, in the aggregate, would not have a material adverse effect on the capital, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Corporation and Baytex (taken as a whole) and the Corporation is not aware of any default or breach of a material nature under any Material Agreements by any other party thereto;

(xxx)	the attributes and characteristics of the Debentures conform in all material respects to the attributes and characteristics thereof described in the Base Prospectus and the Prospectus Supplement;

(xxxi)	the Debenture Trustee at its principal offices in the cities of Calgary and Toronto is the duly appointed registrar and transfer agent for the Common Shares;

(xxxii)	the Debenture Trustee will be appointed transfer agent for the Debentures prior to the Closing Date;

(xxxiii)	there has not been any reportable event (within the meaning of NI 51-102) between the Corporation or any Baytex Subsidiary and the Auditors;

(xxxiv)
although it does not warrant title, it has no reason to believe that the Corporation or a Baytex Subsidiary, as applicable, does not have title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purpose of this clause, the foregoing are referred to as the “Interest”) and does represent and warrant that the Interest is free and clear of adverse claims created by, through or under Baytex except as disclosed in the Public Record , any governmental registry or those arising in the ordinary course of business, which are not material in the aggregate, and that, to the best of its knowledge, information and belief, Baytex holds its Interest under valid and subsisting leases, licences, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to hold such rights in the event of such adverse claims or the failure to so hold its Interest would, in the aggregate, not have a material adverse effect on the Corporation;

(xxxv)
the Corporation has made available to Sproule, prior to the issuance of the Sproule Report, for the purpose of preparing the Sproule Report, all information requested by Sproule which information did not contain any misrepresentation at the time such information was provided and, except with respect to changes in the prices of oil and gas, the Corporation does not have any knowledge of a material adverse change in any production, reserves or other relevant information provided to Sproule since the dates that such information was provided;

(xxxvi)
the Corporation believes that (A) the Sproule Report reasonably presents the quantity and pre-tax present worth values of the oil and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at December 31, 2011 based upon information available at the time such reserves information was prepared, and (B) as at the date of such report, the report does not (and as of the date hereof, except as may be attributable to dispositions, production or changes in commodity prices since the respective dates of such report does not) materially overstate the aggregate quantity or pre-tax present worth values of such reserves;

(xxxvii)
the Corporation has made available to McDaniel, prior to the issuance of the McDaniel Report, for the purpose of preparing the McDaniel Report, all information requested by McDaniel which information did not contain any misrepresentation at the time such information was provided and, except with respect to changes in the prices of oil and gas, the Corporation does not have any knowledge of a material adverse change in any production, reserves or other relevant information provided to McDaniel since the dates that such information was provided;

(xxxviii)
the Corporation believes that (A) the McDaniel Report reasonably presents the quantity and pre-tax present worth values of the contingent resources attributable to the properties evaluated in such report as at December 31, 2011 based upon information available at the time such information was prepared, and (B) as at the date of such report, the report does not (and as of the date hereof, except as may be attributable to production or changes in commodity prices since the respective dates of such report does not) materially overstate the aggregate quantity or pre-tax present worth values of such contingent resources;

(xxxix)
the minute book of each of the Baytex Subsidiaries contains full, true and correct copies of the constating documents (except to the extent that the absence of any such documents could not reasonably be expected to have a material adverse effect on the Corporation and the Baytex Subsidiaries (taken as a whole)) and, at the Closing Time will contain copies of all minutes of all meetings and all the resolutions of the directors, committees of directors and shareholders (except to the extent that the absence of any such documents could not reasonably be expected to have a material adverse effect on the Corporation and the Baytex Subsidiaries (taken as a whole)), and all such meetings were duly called and properly held and were properly adopted except to the extent that any such failure could not reasonably be expected to have a material adverse effect on the Corporation or the Baytex Subsidiaries (taken as a whole);

(xl)
each of the Corporation and the Baytex Subsidiaries has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes and instalment of taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, assessments, imposts, levies, duties, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return, assessment or reassessments of any taxes or payment of any tax, governmental charge or deficiency by the Corporation or the Baytex Subsidiaries and there are no actions, suits, proceedings, investigations or claims threatened or pending against the Corporation or the Baytex Subsidiaries in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xli)
the Corporation (A) is in compliance with any and all applicable laws and regulations relating to human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (B) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its respective businesses and (C) has not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except, in the cases of clauses (A), (B) and (C), where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, have a material adverse effect on the business, operation, capital or condition (financial or otherwise) of the Corporation or Baytex (taken as a whole);

(xlii)
the form and terms of the certificates for the Debentures will be, prior to the Closing Date, approved and adopted by the directors of the Corporation and comply with all legal requirements and will not conflict with the constating documents of the Corporation;

(xliii)
except as otherwise described in the Base Prospectus or the Prospectus Supplement, and subject to applicable laws, none of the Corporation or the Baytex Subsidiaries, is currently prohibited, directly or indirectly, from paying distributions or dividends, as the case may be, or from paying the interest or repaying any loans, advances or other indebtedness of any of the Corporation or the Baytex Subsidiaries;

(xliv)
the Corporation has not received any communication from any individual at the United States Internal Revenue Service asserting that any of the Corporation or the Baytex Subsidiaries is a passive foreign investment company, and to the best of the knowledge, information and belief of the Corporation, no holder of Common Shares has received such a communication;

(xlv)
each of the Corporation and the Baytex Subsidiaries is insured by insurers of recognized financial responsibility against such losses and risks in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring each of the Corporation and the Baytex Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except where the failure to be in full force and effect would not have a material adverse effect on the business, operations, capital, properties, assets, prospects, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operation of the Corporation and the Baytex Subsidiaries (taken as a whole);

(xlvi)
other than as provided for in this Agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder’s fees, agent’s commission or other similar forms of compensation with respect to the offering of the Debentures contemplated herein;

(xlvii)	the Corporation has not elected and will not elect to be classified as a partnership for purposes of the United States Internal Revenue Code and the regulations thereunder;

(xlviii)	the issued and outstanding Common Shares are listed on the Exchanges;

(xlix)
the information and statements set forth in the Public Record were true, correct and complete in all material respects and did not contain any misrepresentation as of the date of such information or statement;

(l)
there has been no material change in the affairs of the Corporation not already publicly disclosed which requires disclosure under the Securities Laws in the Qualifying Jurisdictions or which has been disclosed on a confidential basis to the Securities Commissions and which has not been generally disclosed to the public; and

(li)
the Responses shall be true in all material respects as at the time such responses are given and such Responses taken as a whole shall not omit any fact or information necessary to make any of the responses not misleading in light of the circumstances in which the Responses were made. Where the Responses reflect the opinion or view of the Corporation or its directors or officers (including, Responses or portions of such, which are forward looking or otherwise relate to projections, forecasts or estimates of future performance or results (operating, financial or otherwise)) (“Forward-looking Statements”), such opinions or views are subject to the qualifications and provisions set forth in the Responses and will be honestly held and believed to be reasonable at the time they are given; provided, however, it shall not constitute a breach of this paragraph solely if the actual results vary or differ from those contained in the Forward-looking Statements.

9.	Closing of the Offering

(a)
The closing of the purchase and sale of the Debentures provided for in this Agreement will be completed at the offices of Burnet, Duckworth & Palmer LLP in Calgary, Alberta at the Closing Time, or at such other place as the Corporation and the Underwriters may agree.

(b)
The following are conditions precedent to the obligations of the Underwriters under this Agreement, which conditions (other than subparagraph 9(b)(i)(B)) the Corporation covenants to fulfill within the times set out therein, and which conditions may be waived in writing in whole or in part by the Underwriters:

(i)	receipt by the Underwriters of the following documents:

(A)
favourable legal opinions, dated the Closing Date, from the Corporation’s counsel addressed to the Underwriters and to McCarthy Tétrault LLP, in such form as the Underwriters may reasonably request, including with respect to the following matters:

(I)
as to the due formation or incorporation, as applicable, and valid existence of the Corporation and each Guarantor under the laws of its jurisdiction of formation or incorporation, as the case may be, and as to the adequacy of the power and authority of the Corporation to carry out its obligations under this Agreement and to create, authorize and issue the Debentures;

(II)	as to the authorized and issued capital of the Corporation and each Guarantor and as to the registered ownership of such issued capital for the Corporation and each Guarantor;

(III)	that the Corporation is a reporting issuer (or the equivalent) in good standing in each of the Qualifying Jurisdictions;

(IV)
that the Corporation and each Guarantor has all requisite power, capacity and authority under the laws of its jurisdiction of formation or incorporation, as the case may be, and all other jurisdictions where it carries on a material part of its business or owns any material property to carry on its business, to own or lease its properties and assets, as applicable, and to carry out the transactions contemplated by the Base Prospectus, the Prospectus Supplement, any Supplementary Material, this Agreement and the Indenture;

(V)	that all necessary action has been taken by the Corporation and the Guarantors to validly issue the Debentures to the Underwriters;

(VI)
that the Debentures have been validly authorized for issuance by the Corporation and, upon the Corporation receiving payment of the purchase price therefor, the Debentures will be validly issued and outstanding;

(VII)	that the attributes of the Debentures are consistent in all material respects with the description thereof in the Base Prospectus, the Prospectus Supplement and any Supplementary Material;

(VIII)
(i) the execution and delivery of this Agreement and the Indenture; (ii) the performance and compliance with the terms of this Agreement and the Indenture; and (iii) the issue and sale of the Debentures, will not result in any breach of, or be in conflict with or constitute a default under or create a state of facts (whether after notice or lapse of time or both) which would constitute a default under any of the terms, conditions or provisions of the constating documents, by-laws or resolutions of the boards or securityholders of the Corporation or any Guarantor or of any agreement or instrument, including this Agreement and the Indenture, in respect of the Business by which the Corporation or any Guarantor is bound;

(IX)
that all necessary action has been taken by the Corporation and the Guarantors to authorize the execution, delivery and performance of this Agreement and the Indenture, as applicable, and this Agreement and the Indenture have been duly executed and delivered by each of them, as applicable, and constitutes a legal, valid and binding obligation of each of them, as applicable, enforceable in accordance with its terms, except as enforcement of this Agreement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought; provided that such counsel may express no opinion as to the enforceability of the indemnity and contribution provisions of Sections 10 and 11 of this Agreement;

(X)	confirming its opinion concerning tax matters under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement;

(XI)	that Valiant Trust Company at its principal office in Calgary has been duly appointed as the transfer agent and registrar for the Debentures;

(XII)
that the form and terms of the definitive certificates representing  the Debentures has been approved and adopted by the Corporation and complies with the terms and conditions of the Indenture and all legal requirements applicable thereto;

(XIII)	that the Common Shares are currently listed on the Exchanges; and

(XIV)	such other matters as the Underwriters and Underwriters’ counsel may reasonably request;

it being understood that such counsel may rely on: (i) customary assumptions and qualifications, (ii) the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Alberta or Canada, and (iii) to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and the Guarantors;

(B)
an opinion of the Underwriters’ counsel, which may rely on the opinion of the Corporation’s counsel as to matters which specifically relate to the Corporation or the Guarantors, dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to those matters as the Underwriters may reasonably request relating to the distribution of the Debentures;

(C)
a certificate or certificates, dated the date of delivery and signed by the Corporation’s interim President and Chief Executive Officer and Chief Financial Officer certifying on behalf of the Corporation, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries:

(I)	the Corporation has complied with all covenants and satisfied all terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(II)
no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation in any of the Qualifying Jurisdictions has been issued and no proceedings for such purpose are pending or contemplated or to the best of the knowledge, information and belief of the declarant, threatened;

(III)
since the date of the Prospectus Supplement and any Supplementary Material thereto, there has been no material change in the business, operations, assets, prospects, liabilities (actual, anticipated, contemplated or threatened, contingent or otherwise) or capital of the Corporation and the Guarantors, taken as a whole, and which is not, or is not required by Securities Laws to be, disclosed in or contemplated by the Prospectus Supplement or any Supplementary Material (including the documents incorporated therein by reference); and

(IV)	the representations and warranties of the Corporation contained herein are true and correct in all material respects as of the Closing Time as if made at and as of the Closing Time, and

(V)	as to such other matters of a factual nature as the Underwriters and the Underwriters’ counsel may reasonably request;

(D)
the bring-down comfort letter from the Auditors, dated the date of the Closing Date, and addressed to the Underwriters and the directors of the Corporation, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of the Financial Information and such other information as the Underwriters or their counsel will reasonably request (including, without limitation, financial information, statistical information derived from accounting records and accounting data) contained in the Base Prospectus, the Prospectus Supplement and any Supplementary Material, as the case may be, and matters involving changes or developments since the respective dates of which the Financial Information is given to a date not more than two Business Days prior to the date of such letter, which letter will be in addition to the Auditors’ consent in the Prospectus Supplement or any Supplementary Material;

(E)
certificates dated the Closing Date, signed by appropriate officers of the Corporation addressed to the Underwriters and their counsel, with respect to the constating documents of the Corporation, all resolutions of the board of directors of the Corporation relating to the Offering and other actions relating to this Agreement and to the creation, allotment, issue and sale of the Debentures, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriters may reasonably request; and

(F)
one or more definitive certificates representing the Debentures registered in the name of CDS, against payment to the Corporation, or as the Corporation may direct, of the purchase price in respect of the Debentures;

all in form and substance satisfactory to the Underwriters, acting reasonably;

(c)	the representations and warranties of the Corporation contained herein being true and correct as of the Closing Time as if such representations and warranties had been made at such time;

(d)
confirmation in form acceptable to the Underwriters that the Debentures have received a rating, with no change in outlook, from (i) Moody’s Investor Service Inc. of at least B1, and (ii) Standard and Poor’s Rating Services, a division of McGraw-Hill Companies (Canada) Corporation of at least BB-, and have not been placed on a credit watch or a comparable downgrade warning;

(e)	the Corporation having complied with all covenants contained herein and satisfied all terms and conditions contained herein to be complied with and satisfied by it at or prior to the Closing Time; and

(f)	the Underwriters not having previously terminated its obligations pursuant to Section 13 of this Agreement.

(g)	It will be a condition precedent to the Corporation’s obligations to issue the Debentures that:

(i)
the Corporation will have received funds from the Underwriters by wire transfer payable in Toronto representing the aggregate principal amount, in Canadian dollars, less an amount equal to the Underwriting Fee for such Debentures;

(ii)	the Underwriters will have complied with the covenants and satisfied all terms and conditions to be complied with and satisfied by it at or prior to the Closing Time; and

(iii)	no order will have been made and no proceedings for such purpose being pending or threatened by any Securities Commission that restricts in any manner the distribution of the Debentures;

(h)
The Underwriters will provide a direction to CDS with respect to the crediting of the Debentures to the accounts of the participants of CDS as will be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting.

10.	Indemnification

(a)
The Corporation agrees to indemnify and save the Underwriters, and each of the Underwriters’ agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters’ agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters’ agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i)
any information or statement contained in the Base Prospectus, the Prospectus Supplement, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished in writing to the Corporation by the Underwriters expressly for inclusion in the Base Prospectus, the Prospectus Supplement or any Supplementary Material) which was or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii)
any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished in writing to the Corporation by the Underwriters expressly for inclusion in the Base Prospectus or the Prospectus Supplement) contained in the Base Prospectus, the Prospectus Supplement, any Supplementary Material or in any other document or any other part of the Public Record filed by or on behalf of the Corporation;

(iii)
any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Debentures imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in Section10(a)(ii);

(iv)
any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their Selling Firm, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Debentures; or

(v)
any breach of, default under or non-compliance by the Corporation with any requirements of the Securities Laws, the by-laws, rules or regulations of the Exchanges or any representation, warranty, term or condition of this Agreement or in any certificate or other document delivered by or on behalf of the Corporation hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or gross negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or gross negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the gross negligence, if any, relates to the Underwriters’ failure to conduct adequate “due diligence”).

(b)
If any claim contemplated by Section 10(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the “Indemnified Party”) shall notify the Corporation (the “Indemnifying Party”) (provided that failure to so notify the Indemnifying Party of the nature of such claim in a timely fashion shall relieve the Indemnifying Party of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Party acting reasonably and that no settlement or admission of liability may be made by the Indemnifying Party or the Indemnified Party without the prior written consent of the other, such consent not to be unreasonably withheld.  The Indemnified Party shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by Section 10(a), but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(i)
The Indemnified Party has been advised by counsel that there may be a reasonable legal defence available to the Indemnified Party which is different from or additional to a defence available to an Indemnifying Party and that representation of the Indemnified Party and the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defence of such proceedings on the Indemnified Party’s behalf);

(ii)
the Indemnifying Party shall not have taken the defence of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Party of commencement of such proceedings; or

(iii)	the employment of such counsel has been authorized by the Indemnifying Party in connection with the defence of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Party’s counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Party, provided that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Parties.

(c)
The Indemnifying Party hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Base Prospectus, the Prospectus Supplement, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished in writing to the Corporation by the Underwriters expressly for inclusion in the Base Prospectus, the Prospectus Supplement or any Supplementary Material.

(d)
If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Base Prospectus, the Prospectus Supplement or any Supplementary Material or any other part of the Public Record, or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Base Prospectus, the Prospectus Supplement or any Supplementary Material or any other part of the Public Record, and, in either case, any Indemnified Party is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Parties may employ their own legal counsel and the Indemnifying Party shall pay and reimburse the Indemnified Parties for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Parties in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e)
The rights and remedies of the Indemnified Parties set forth in paragraphs 10 and 11 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Party to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f)
The Indemnifying Party hereby acknowledges that the Underwriters are acting as agents for the Underwriters’ respective agents, directors, officers, shareholders and employees under this paragraph 10 and under paragraph 11 with respect to all such agents, directors, officers, shareholders and employees.

(g)
The Indemnifying Party waives any right they may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity.  It is not necessary for an Indemnified Party to incur expense or make payment before enforcing such indemnity.

(h)
The rights of indemnity contained in this paragraph 10 shall not apply if the Indemnifying Party has complied with the provisions of paragraphs 3, 4 and 5 and the person asserting any claim contemplated by this paragraph 10 was not provided with a copy of the Base Prospectus and the Prospectus Supplement or any amendment thereto or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Securities Laws, to be delivered to such person by the Underwriters.

(i)
If the Indemnifying Party has assumed the defence of any suit brought to enforce a claim hereunder, the Indemnified Party shall provide the Indemnifying Party copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Party in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defence of, a claim undertaken by the Indemnifying Party.

11.	Contribution

(a)
In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Party on grounds of policy or otherwise, the Indemnifying Party and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs (including, without limitation, reasonable legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(i)
in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Party on the one hand, and by the Underwriters on the other hand, from the offering of the Debentures; or

(ii)
if the allocation provided by Section 11(a) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 11(a) but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Party, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

(b)
The relative benefits received by the Indemnifying Party, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Party (net of fees but before deducting expenses) bear to the fees received by the Underwriters.  In the case of liability arising out of the Base Prospectus, the Prospectus Supplement, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Party, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Party or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10.

(c)
The amount paid or payable by an Indemnified Party as a result of liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Party in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

(d)
The Indemnifying Party and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs.  The rights to contribution provided in this paragraph 11 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Party may have.

(e)	Any liability of the Underwriters under this paragraph 11 shall be limited to the Underwriters’ Fee actually received by the Underwriters pursuant to paragraph 2 hereof.

12.	Expenses

Whether or not the Offering will be completed all expenses of, or incidental to, the sale of the Debentures (including, without limitation, any fee of the Investment Regulatory Organization of Canada) will be borne by the Corporation including, without limitation, the fees and expenses of counsel of the Corporation, any reasonable out-of-pocket expenses of the Underwriters, the fees and expenses of the Auditors and all costs incurred in connection with the preparation and printing of the Base Prospectus, the Prospectus Supplement and any Supplementary Material and the certificates representing the Debentures.  In addition, if the Offering is completed, all reasonable fees and expenses of the Underwriter’s Canadian counsel will be shared equally by the Underwriters and the Corporation, up to a maximum of $150,000, with any amount in excess of $150,000 to be consented to in writing by the Corporation, such consent not to be unreasonably withheld, and to be borne by the Corporation.  If the Offering is not completed, all reasonable fees and expenses of the Underwriter’s Canadian counsel will be borne by the Corporation.

13.	Termination

(a)
In addition to any other remedies which may be available to the Underwriters, the Underwriters (or any of them) shall be entitled, at their option, to terminate and cancel their obligations under this Agreement, without any liability on their part, by written notice to the Corporation, if prior to the Closing Time:

(i)
any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting the distribution of any of the Debentures, is made, or any proceeding is announced, commenced or threatened for the making of any such order, by any securities regulatory authority, any stock exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)
any action, inquiry, suit, investigation or other proceeding (whether formal or informal) in relation to the Corporation, or any of its directors or senior officers is announced, commenced or threatened by any securities regulatory authority, any stock exchange or by any other competent authority, if, in the reasonable opinion of the Underwriters or any one of them, the announcement, commencement or threatening thereof adversely affects the trading or distribution of the Debentures, the Common Shares or any other securities of the Corporation;

(iii)
there shall have occurred or have been discovered any adverse change or development, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the operations, capital or condition (financial or otherwise), business or business prospects of the Corporation or the respective properties, assets, prospects, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation that in the sole opinion of the Underwriters, or any of them, could reasonably be expected to have a material adverse effect on the market price or value of the Debentures, the Common Shares or any other securities of the Corporation;

(iv)
there should develop, occur or come into effect or existence or be announced any event, action, state, condition or occurrence of national or international consequence or any law, action or regulation or other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets generally or the business, operations or affairs of the Corporation;

(v)
the Underwriters shall become aware of any material information with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof which, in the sole opinion of the Underwriters or any one of them, acting reasonably, could be expected to have a material adverse effect on the market price or value of the Debentures, the Common Shares or any other securities of the Corporation;

(vi)	there will be an adverse change in the assigned credit or stability of the Corporation or any of its public securities’ ratings;

(vii)	the Corporation is in breach or default under or non-compliance with any representation, warranty, term or condition of this Agreement; or

(viii)
there is announced any change or proposed change in applicable laws, regulations or policies or the interpretation or administration thereof and such change, in the sole opinion of the Underwriters, or any of them, could reasonably be expected to have a material adverse effect on the market price or value of the Debentures, the Common Shares or any other securities of the Corporation.

(b)
The Underwriters, or any of them, may exercise any or all of the rights provided for in Section 13(a) or Sections 9 or 18 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this Agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Debentures for sale and any act taken by the Underwriters in connection with any amendment to the Base Prospectus or the Prospectus Supplement (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to Section 13(a) or Sections 9 or 18 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

(c)
Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under paragraphs 10, 11 or 12.

(d)
If an Underwriter elects to terminate its obligations to purchase the Debentures as aforesaid, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in paragraph 10, the contribution rights referred to in paragraph 11 and the payment of the expenses referred to in paragraph 12.

14.	Authority to Co-Lead Underwriters

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by the Co-Lead Underwriters, which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under paragraphs 10 or 11, any matter referred to in paragraph 13, or any agreement under paragraph 15.  While not affecting the foregoing, the Co-Lead Underwriters shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

15.	Underwriters’ Obligations

(a)
The Underwriters’ obligations to purchase the Debentures at the Closing Time shall be several and not joint and several and the Underwriters’ respective obligations in this respect shall be in the following percentages of the aggregate principal amount of Debentures to be purchased at that time:

TD Securities Inc.	40.5%
RBC Dominion Securities Inc.	40.5%
CIBC World Markets Inc.	5%
National Bank Financial Inc.	5%
BMO Nesbitt Burns Inc.	5%
Desjardins Securities Inc.	2%
Scotia Capital Inc.	2%
100%

(b)
If at the Closing Time any one or more of the Underwriters, other than the Co-Lead Underwriters, fails or refuses to purchase its respective percentage of the Debentures, the Co-Lead Underwriters shall be obligated to purchase such Debentures as to 50% to each of the Co-Lead Underwriters; provided that, the remaining Underwriters shall, at the discretion of the Co-Lead Underwriters, have the right, but not the obligation, to purchase severally, on a pro rata basis as between themselves or in such other proportions as they may agree upon, all, but not less than all, of the Debentures which would otherwise have been purchased by the Underwriters which fail to purchase.  In the event that either or both of the Co-Lead Underwriters fails or refuses to purchase its respective percentage of the Debentures set forth above in Section 15(a), the remaining Underwriters shall have the right, but not the obligation, to purchase severally, on a pro rata basis as between themselves or in such other proportions as they may agree upon, all, but not less than all, of the Debentures which would otherwise have been purchased by the Underwriters which fail to purchase.  In any such case either a non-defaulting Underwriter or the Corporation shall have the right to postpone the Closing Time for such period, not exceeding five Business Days, in order that the required changes, if any, in the Prospectus Supplement or in any other documents or arrangements may be effected.  If any non-defaulting Underwriter elects not to exercise such right and no other non-defaulting Underwriter elects to exercise such right so as to assume the entire obligations of the defaulting Underwriters and arrangements satisfactory to the Co-Lead Underwriters (on behalf of the Underwriters) and the Corporation for the purchase of such Debentures are not made within 48 hours after such default, then (i) each non-defaulting Underwriter shall be entitled, by notice to the Corporation, to terminate, without liability, its obligation to purchase its original percentage of the Debentures and (ii) the Corporation shall have the right to terminate their obligations hereunder without liability on its part except under paragraphs 10, 11 and 12 hereof in respect of non-defaulting Underwriters.  Any action taken under this paragraph 15(b) shall not relieve any defaulting Underwriter from liability in respect of any default by such Underwriter under this Agreement.

(c)
Nothing in this paragraph 15 shall obligate the Corporation to sell to one or any of the Underwriters less than all of the Debentures or shall relieve any Underwriter in default from liability to the Corporation or to any non-defaulting Underwriters in respect of its default hereunder.  In the event of a termination by the Corporation of their obligations under this Agreement, there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under paragraphs 10, 11 and 12.

16.	Use of Proceeds

The Corporation hereby covenants and agrees to use the net proceeds of the sale of the Debentures hereunder in accordance with the disclosure in the Prospectus Supplement.

17.	Underwriters’ Covenants

The Underwriters shall:

(a)	use all reasonable efforts to complete the distribution of the Debentures as soon as possible;

(b)	comply with Securities Laws with respect to the use of “green sheets” and other marketing material during the waiting period;

(c)	give prompt notice to the Corporation, when, in the opinion of the Underwriters, distribution has ceased; and

(d)
as soon as reasonably practicable and, in any event, within 30 days of the completion of the distribution, provide the Corporation with a breakdown of the number of Debentures sold in each jurisdiction where such information is required for the purpose of calculating filing fees payable.

18.	Conditions

All of the terms and conditions contained in this Agreement to be satisfied by the Corporation on the one hand and the Underwriter on the other hand, prior to the Closing Time will be construed as conditions, and any breach or failure by a party to comply with any of such terms and conditions will entitle the other parties to terminate their obligations hereunder by written notice to that effect given prior to the Closing Time.  It is understood and agreed that any party may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such party’s rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing.  If a party elects to terminate its obligations hereunder the obligations of the other parties hereunder will be limited to the indemnity referred to in Section 10 hereof and the payment of expenses referred to in Section 13 hereof.

19.	U.S. Offers

In connection with offers and sales of the Debentures in the United States, or to or for the account or benefit of U.S. Persons (as defined in Schedule “A” attached hereto):

(a)
the Corporation makes the representations, warranties and covenants applicable to it contained in Schedule “A” attached hereto, which representations, warranties and covenants shall be deemed to be incorporated by reference into this Agreement; and

(b)
each of the Underwriters makes the representations, warranties and covenants applicable to it contained in Schedule “A” attached hereto, which representations, warranties and covenants shall be deemed to be incorporated by reference into this Agreement.

20.	Concurrent Offerings

The Corporation will not issue or sell Debentures or any other senior unsecured debentures of the Corporation (or agree to do so or publicly announce any intention to do so), at any time prior to 90 days after the Closing Date, unless (i) the issue or sale or the proposed issue or sale is made pursuant to this Agreement; or (ii) the Corporation will have obtained the prior written consent of the Co-Lead Underwriters.

21.	Survival

All representations, warranties, covenants and agreements of the Corporation contained herein will survive the purchase by the Underwriters of the Debentures and will continue in full force and effect for the period hereinafter described, regardless of any investigation which the Underwriters may carry out or which may be carried out on behalf of the Underwriters or otherwise and notwithstanding any subsequent disposition by the Underwriters of the Debentures.  Such representations, warranties, covenants and agreements of the Corporation will survive for such maximum period of time as the Underwriters may be entitled to commence an action, or, if applicable, exercise a right of rescission, with respect to a misrepresentation contained in the Base Prospectus, the Prospectus Supplement and any Supplementary Material, pursuant to Securities Laws.

22.	Further Assurances

Each party to this Agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

23.	Notices

Any notice or other communication required or permitted to be given hereunder will be in writing and will be personally delivered or sent electronically on a Business Day to the following addresses:

If to the Corporation, addressed and sent to:

Baytex Energy Corp.
Suite 2800, Centennial Place, East Tower
520 – 3rd Avenue S.W.
Calgary, Alberta T2P 0R3
Attention:	Derek Aylesworth
Fax No.:	(587) 952-3029

with a copy to:

Burnet, Duckworth & Palmer LLP
2400, 525 – 8th Avenue S.W.
Calgary, Alberta T2P 1G1

Attention:	Shannon Gangl
Fax No.:	(403) 260-0332

If to the Underwriters, addressed and sent to:

TD Securities Inc.
800, 324 – 8th Avenue S.W.
Calgary, Alberta T2P 2Z2

Attention:	Alec W.G. Clark
Fax No.:	(403) 292-2776

and to:

RBC Dominion Securities Inc.
3900, 888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention:	Rob King
Fax No.:	(403) 299-6900

with a copy to:

McCarthy Tétrault LLP
Suite 3300, 421 – 7th Avenue S.W.
Calgary, Alberta T2P 4K9

Attention:	Sony Gill
Fax No.:	(403) 260-3501

The Corporation or any of the Underwriters may change its address by notice in the manner aforesaid.  Any such notice or other communication will be deemed to have been given on the day on which it was delivered or sent electronically if received during normal business hours; otherwise it will be deemed to have been received by 9:00 a.m. on the next Business Day.

24.	Time of Essence

Time will be of the essence of this Agreement.

25.	Governing Law

This Agreement will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the courts of Alberta will have non-exclusive jurisdiction over any dispute hereunder.

26.	Counterparts and Electronic Signature

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

27.	Severability

If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, such void or unenforceable provision will not affect or impair the validity of any other provision of this Agreement and will be severable from this Agreement.

28.	Acknowledgement

The parties acknowledge and agree that the obligations of the Corporation hereunder are not personally binding upon any director, officer, consultant, employee or agent thereof, any registered or beneficial holder of Common Shares or any annuitant under a plan of which a shareholder acts as trustee or carrier, and resort will not be had to, nor will recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing, but the property of the Corporation only will be bound by such obligations. Any obligation of the Corporation set out in this Agreement will to the extent necessary to give effect to such obligation be deemed to constitute, subject to the provisions of the previous sentence, an obligation of the directors of the Corporation in their capacity as directors of the Corporation only, and not in their personal capacities.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and is agreed by you, will you please confirm your acceptance by signing the enclosed copy of this letter at the place indicated and returning the same to the Co-Lead Underwriters, on behalf of the Underwriters.

TD SECURITIES INC.		RBC DOMINION SECURITIES INC.

By:	(Signed) “Jonathan Royce”	By:	(Signed) “Rob King”

BMO NESBITT BURNS INC.		CIBC WORLD MARKETS INC.

By:	(Signed) “James McHale”	By:	(Signed) “Sean Gilbert”

NATIONAL BANK FINANCIAL INC.		DESJARDINS SECURITIES INC.

By:	(Signed) “Tushar Kittur”	By:	(Signed) “Alex Shegelman”

SCOTIA CAPITAL INC.

By:	(Signed) “Rishi Sood”

Accepted and agreed to as of July 10, 2012.

BAYTEX ENERGY CORP.

By:	(Signed) “Raymond Chan”

By:	(Signed) “Derek Aylesworth”

SCHEDULE “A”

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

As used in this Schedule A, the terms listed below have the meanings set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the underwriting agreement to which this Schedule “A” is appended (the “Agreement”).

“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities;

“Foreign Issuer” means a foreign issuer as that term is defined in Regulation S;

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of section 4(a)(2) of the U.S. Securities Act;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as defined in Rule 144A;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Rule 144” means Rule 144 adopted by the SEC under the U.S. Securities Act;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means the Debentures (as defined in the Agreement);

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

“U.S. Affiliate” means the U.S. registered broker-dealer affiliate of the Underwriters;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

“U.S. Placement Memorandum” means the U.S. covering memorandum for the U.S. offering, supplementing the Prospectus Supplement.

1.	Each of the Underwriters represents and warrants to and covenants and agrees with the Corporation that:

(a)
it acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. It has not offered or sold, and will not offer or sell, any of the Securities except in accordance with Regulation S or Rule 144A;

(b)
it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its affiliates, any Selling Firm or with the prior written consent of the Corporation;

(c)
it has required and shall require each Selling Firm to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each Selling Firm complies with, the applicable provisions of this Schedule A as if such provisions applied to such Selling Firm;

(d)	all offers and sales of the Securities in the United States have been and will be effected through its U.S. Affiliate in accordance with all applicable broker-dealer requirements;

(e)
it has not and will not, either directly or through its U.S. Affiliate or any other affiliate or person acting on its or their behalf, solicit offers for, or offer to sell, the Securities in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act, and neither it nor its affiliate, nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Securities;

(f)
it has solicited and will solicit, and has caused and will cause, its U.S. Affiliate to solicit offers for the Securities in the United States only from, and has offered and will offer the Securities only to, persons it reasonably believes to be Qualified Institutional Buyers in accordance with Rule 144A. It also agrees that it has solicited and will solicit offers for the Securities only from, and has offered and will offer the Securities only to, persons that in purchasing such Securities will be deemed to have made the representations, warranties and agreements set forth in the U.S. Placement Memorandum;

(g)
it will inform, and cause its U.S. Affiliate to inform, all purchasers of the Securities in the United States that the Securities have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A;

(h)
it will deliver, through its U.S. Affiliate, a copy of the U.S. Placement Memorandum to each person in the United States purchasing Securities from it. In connection with offers and sales of the Securities in the United States, it has not used and will not use any written material other than the U.S. Placement Memorandum;

(i)	it has caused and shall cause its U.S. Affiliate to agree, for the benefit of the Corporation, to the same provisions as are contained in paragraph 1 of this Schedule A;

(j)
at least one Business Day prior to closing, it shall cause its U.S. Affiliate to provide Valiant Trust Company (the “Debenture Trustee”) with a list of all purchasers of the Securities in the United States; and

(k)
if it or its U.S. Affiliate has offered or sold Securities in the United States, at closing it, together with such U.S. Affiliate, will provide a certificate, substantially in the form of Exhibit 1 to this Schedule A, or will be deemed to have represented that neither it nor its U.S. Affiliate offered or sold Securities in the United States.

2.	The Corporation represents, warrants to and covenants and agrees to and with the Underwriters that:

(a)	it is a Foreign Issuer with no Substantial U.S. Market Interest with respect to the Securities;

(b)
it is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Prospectus Supplement, will not be, registered or required to register as an “investment company” pursuant to the provisions of the United States Investment Company Act of 1940, as amended;

(c)
at the date hereof and as of the Closing Time, the Securities are not and will not be (i) part of a class listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act, (ii) quoted in a “U.S. automated inter-dealer quotation system” (within the meaning of Rule 144A), or (iii) convertible, exchangeable or exercisable at an effective conversion premium or effective exercise premium (calculated as specified in paragraph (a)(6) or (a)(7), as applicable, of Rule 144A under the U.S. Securities Act) of less than ten percent for securities so listed or quoted;

(d)
for so long as any of the Securities which have been sold in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and may not be resold pursuant to Rule 144(b)(1) under the U.S. Securities Act, it shall either: (A) comply with the requirements of Rule 12g3-2(b) under the U.S. Exchange Act; (B) file reports and other information with the SEC under Section 13 or 15(d) of the U.S. Exchange Act; or (C) provide to any holder of Securities and any prospective purchaser of Securities designated by such holder, upon the request of such holder, the information required to be provided by paragraph (d)(4) of Rule 144A (so long as such information is required to be provided in order to permit the resale of securities pursuant to Rule 144A);

(e)
none of it, its affiliate or any person acting on its or their behalf (other than the Underwriter, its affiliate, any Selling Firm and any person acting on their behalf, as to which no representation is made) has offered or will offer to sell the Securities by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(f)
none of it, its affiliate or any person acting on its or their behalf (other than the Underwriter, its affiliate, any Selling Firm and any person acting on their behalf, as to which no representation is made) has engaged or will engage in any Directed Selling Efforts with respect to the Securities; and

(g)
during the period in which the Securities are offered for sale, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriter, its affiliates, any Selling Firm and any person acting on their behalf, as to which no representation is made), has taken or will take any action that would cause the exemptions or exclusions from registration provided by Rule 903 of Regulation S or Rule 144A to be unavailable with respect to offers and sales of the Securities pursuant to this Schedule A and the agreement to which it is appended.

3.	The Underwriters and the Corporation covenant to and agree with each other that the U.S. Placement Memorandum shall contain disclosure in substantially the form set forth below:

“The Securities offered hereby have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except that Securities may be offered or sold to Qualified Institutional Buyers pursuant to Rule 144A.”

“Each purchaser of Securities offered hereby will, by its purchase of such Securities, be deemed to have represented and agreed for the benefit of the Corporation and the Underwriters as follows:

(a)
It is (i) a Qualified Institutional Buyer; (ii) aware that the sale of the Securities to it is being made in reliance on Rule 144A; and (iii) acquiring the Securities for its own account or for the account of one or more Qualified Institutional Buyer(s) with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Securities in violation of United States federal or state securities laws.

(b)
It understands that the Securities have not been registered under the U.S. Securities Act or any state securities laws and may not be re-offered, resold, pledged or otherwise transferred except as set forth below.

(c)	It acknowledges that it has not purchased the Securities as a result of any form of general solicitation or general advertising within the meaning of Rule 502(c) under the U.S. Securities Act.

(d)
It will not resell or otherwise transfer any of the Securities, except: (i) to the Corporation or a subsidiary of the Corporation; (ii) outside the United States in accordance with Regulation S; (iii) within the United States in accordance with (A) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (B) the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if available, or any other available exemption from the registration requirements of the U.S. Securities Act; or (iv) pursuant to a registration statement that has been declared effective under the U.S. Securities Act, and in each case in compliance with any applicable state securities laws in the United States or securities laws of any other applicable jurisdictions.

(e)
It understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, certificates representing the Securities, and all certificates issued in exchange therefor or in substitution thereof, will bear a legend to the following effect:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR UNDER ANY STATE SECURITIES LAWS.  THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF BAYTEX ENERGY CORP. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (1) IN ACCORDANCE WITH RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 THEREUNDER, IF AVAILABLE, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS.”

“DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided, that, if any Securities bearing the foregoing legend are being sold outside of the United States in accordance with Regulation S, this legend may be removed by providing a duly completed and signed declaration to Valiant Trust Company, as trustee, registrar and transfer agent for the Securities, or such other organization or entity performing such functions for the Corporation (the “Transfer Agent”), to the effect (or as the Corporation may from time to time prescribe):

The undersigned seller (i) acknowledges that the sale of the           Securities, represented by certificate numbers          , to which this declaration relates is being made in reliance on Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (ii) certifies that:  (A) it is not an affiliate (as defined in Rule 405 under the U.S. Securities Act) of Baytex Energy Corporation; (B) the offer of the securities was not made to a person in the United States and either (1) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (2) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (C) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as such term is defined in Regulation S) in the United States in connection with the offer and sale of the securities; (D) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (E) the seller does not intend to replace the securities sold in reliance on Regulation S with fungible unrestricted securities; and (F) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.

and provided, further, that if any Securities are being sold to a purchaser in the United States in accordance with Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to the Transfer Agent (if required by the Corporation or the Transfer Agent) of a written certification or other evidence, satisfactory to the Corporation, acting reasonably, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act.

(f)
It understands and acknowledges that the Corporation (i) is not obligated to remain a Foreign Issuer, (ii) may not, at the time the securities are ready to be resold by it or at any other time, be a Foreign Issuer, and (iii) may engage in one or more transactions that could cause the Corporation not to be a Foreign Issuer.

(g)	It consents to the Corporation making a notation on its records or giving instructions to the Transfer Agent in order to implement the restrictions on transfer set forth and described herein.”

EXHIBIT 1 TO SCHEDULE A

FORM OF UNDERWRITER’S CERTIFICATE

In connection with the offer and sale of the Debentures (the “Securities”) of Baytex Energy Corporation (the “Corporation”) to one or more U.S. Qualified Institutional Buyers pursuant to the Underwriting Agreement (the “Underwriting Agreement”) dated as of July 10, 2012 between the Corporation and the Underwriters, the undersigned Underwriter and its undersigned broker-dealer affiliate who has signed below in its capacity as placement agent in the United States for such Underwriter (the “U.S. Affiliate”), do hereby certify that:

(a)
the U.S. Affiliate is a duly registered broker or dealer with the Securities and Exchange Commission, and was and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. on the date hereof and on the date of each offer and sale of Securities made by it, and all offers and sales of Securities in the United States have been and will be effected by the U.S. Affiliate in accordance with all U.S. broker-dealer requirements;

(b)	neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of Directed Selling Efforts or any form of General Solicitation or General Advertising;

(c)
we provided each offeree with copies of the U.S. Preliminary Placement Memorandum and the U.S. Final Placement Memorandum, and we have not used will not use any written material other than the U.S. Placement Memorandum;

(d)
immediately prior to transmitting the U.S. Placement Memorandum to offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and, on the date hereof, we continue to believe that each purchaser of the Securities in the United States and each purchaser of Securities that was offered Securities in the United States is a Qualified Institutional Buyer; and

(e)	the offering of the Securities in the United States has been conducted by us in accordance with the Underwriting Agreement.

Capitalized terms used herein and not defined herein have the meanings given to them in the Underwriting Agreement.

Dated: _______________________

[UNDERWRITER]		[U.S. BROKER-DEALER AFFILIATE OF UNDERWRITER]

By:		By:
	Name:		Name:
	Title:		Title: